

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2025

Robert Duggan
Chairman and Co-Chief Executive Officer
Summit Therapeutics, Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

> **Re: Summit Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36866**

Dear Robert Duggan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences